Exhibit 15.1

[Letterhead of Deloitte & Touche LLP]

July 17, 2000

The Boeing Company
Seattle, Washington

    We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of The Boeing Company and subsidiaries for the three months ended March 31, 2000 and 1999, as indicated in our report dated April 27, 2000; because we did not perform an audit, we expressed no opinion on that information.

    We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the three months ended March 31, 2000, is being incorporated by reference in this Registration Statement.

    We are also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Deloitte & Touche LLP